UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024.

Commission File Number 000-56261

Glass House Brands Inc.

(Translation of registrant’s name into English)

3645 Long Beach Blvd.

Long Beach, California 90807

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Glass House Brands Inc.

Date: May 21, 2024	/s/ Kyle Kazan
By: Kyle Kazan
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release, dated May 21, 2024
99.2	Shelf Prospectus Receipt, dated May 21, 2024
99.3	Short Form Base Shelf Prospectus, dated May 16, 2024
99.4	WKSI Cover Letter, dated May 16, 2024
99.5	Undertaking to File Material Documents, dated May 16, 2024
99.6	Appendix C to National Instrument 41-101, dated May 16, 2024
99.7	Appendix C to National Instrument 41-101, dated May 16, 2024
99.8	Appendix C to National Instrument 41-101, dated May 16, 2024
99.9	Appendix C to National Instrument 41-101, dated May 16, 2024
99.10	Appendix C to National Instrument 41-101, dated May 16, 2024
99.11	Appendix C to National Instrument 41-101, dated May 16, 2024
99.12	Appendix C to National Instrument 41-101, dated May 16, 2024
99.13	Appendix C to National Instrument 41-101, dated May 16, 2024
99.14	Consent Letter of Macias Gini & O’Connell LLP, dated May 16, 2024
99.15	Consent Letter of Bennett Jones LLP, dated May 16, 2024

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